EXHIBIT 99.1



T H E   D I X I E   G R O U P

CONTACT: Gary A. Harmon
Chief Financial Officer
(706) 876-5851
gary.harmon@dixiegroup.com

THE DIXIE GROUP REPORTS FOURTH QUARTER,
YEAR-END 2006 RESULTS

CHATTANOOGA, Tenn. (February 27, 2007) -- The Dixie Group, Inc. (NASDAQ:DXYN) today reported financial results for the fourth quarter and year ended December 30, 2006. For the fourth quarter, income from continuing operations was $3,234,000, or $0.25 per diluted share, compared with income from continuing operations of $3,254,000, or $0.25 per diluted share, for the fourth quarter of 2005. Sales for the fourth quarter of 2006 were $80,275,000, down 8.5% from sales of $87,759,000 in the year-earlier quarter.

For the year ended December 30, 2006, income from continuing operations was $9,767,000, or $0.75 per diluted share, compared with income from continuing operations of $9,963,000, or $0.77 per diluted share, for the year-ended December 31, 2005. Sales for 2006 were $331,100,000, up 3.9% from sales of $318,526,000 in the prior year.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "Our sales were negatively affected by weakness in the carpet industry and one less operating week in the 2006 periods compared with those in the prior year. Adjusted for the extra operating week in 2005, fourth quarter 2006 sales of carpet products declined 1.2% in dollars and 4.8% in units. For the full-year 2006, carpet sales, adjusted for the extra week, rose 6.7% in dollars and 7.9% in units. Despite the weakness we are experiencing in our business, our carpet sales continued to outpace the industry's sales by a significant margin. During the fourth quarter industry sales declined 7.7% in dollars and 10.1% in units. For the full-year 2006, industry-wide sales were down 0.6% in dollars and 6.5% in units.

"The progress we made in improving the quality of our products and the efficiency of our manufacturing operations is reflected in our fourth quarter results. Despite sales weakness and costs related to the start-up of our modular/carpet tile operation, gross margins, as a percent of sales, were the highest they have been since the second quarter of 2005. Control of discretionary spending reduced selling and administrative expenses, both in dollars and as a percentage of sales, compared with the fourth quarter and full year 2005.

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"Carpet sales in the first eight weeks of 2007 were approximately 4% below year-earlier levels. Our sales were very soft in January, but sales in February were ahead of the same period in the prior year. We expect new product introductions to drive sales growth in 2007 and beyond. Sales of the modular/carpet tile products we introduced last year are building and now are expected to be approximately $1.0 million in the first quarter of this year. On the residential side of our business, Dixie Home is introducing its new Dixie Home and Office collection of Stainmaster® commercial products that will be sold through retail stores. Masland and Fabrica both are introducing wool collections later this year. Sales comparisons in the first quarter of this year will be difficult due to the general weakness the carpet industry is experiencing. The trends we are seeing, however, lead us to believe that our revenue will grow for the full-year 2007, and we expect our sales to continue to outperform the carpet industry. At this time, it is difficult to predict the rate at which our sales will grow," Frierson concluded.

Results of discontinued operations reflected income of $72,000, or less than $0.01 per diluted share, for the fourth quarter of 2006, compared with a loss of $122,000, or $0.01 per diluted share, for the fourth quarter of 2005. For 2006 as a whole, the loss from discontinued operations was $2,064,000, or $0.16 per diluted share, compared with income of $173,000, or $0.02 per diluted share, in the year-earlier period. The loss from discontinued operations in 2006 was primarily related to settlement expenses for a legacy defined benefit pension plan that was terminated in June of 2006. Including discontinued operations, the Company reported net income of $3,306,000, or $0.25 per diluted share, for the fourth quarter of 2006, compared with net income of $3,132,000, or $0.24 per diluted share, for the fourth quarter of 2005. For 2006, net income was $7,703,000, or $0.59 per diluted share, compared with net income of $10,136,000, or $0.79 per diluted share, in 2005.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at www.earnings.com. The simulcast will begin at approximately 11:00 a.m. Eastern Time on February 27, 2007. A replay will be available shortly thereafter and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing (913) 981-5533 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 4050918 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets and Dixie Home brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Operations
(unaudited; in thousands, except earnings per share)

	Three Months Ended			Year Ended	
	Dec. 30, 2006	Dec. 31, 2005		Dec. 30, 2006	Dec. 31, 2005
NET SALES	$ 80,275	$ 87,759		$ 331,100	$ 318,526
Cost of sales	56,231	61,885		235,548	222,008
GROSS PROFIT	24,044	25,874		95,552	96,518
Selling and administrative expenses	18,831	20,715		75,938	76,802
Other operating income	(41)	(334)		(640)	(562)
Other operating expense	275	38		733	435
OPERATING INCOME	4,979	5,455		19,521	19,843
Interest expense	1,706	1,590		7,213	5,948
Other income	(332)	(369)		(454)	(611)
Other expense	20	20		127	87
Income from continuing operations before income taxes	3,585	4,214		12,635	14,419
Income tax provision	351	960		2,868	4,456
Income from continuing operations	3,234	3,254		9,767	9,963
Income (loss) from discontinued operations, net of tax	72	(122)		(2,064)	(661)
Income on disposal of discontinued operations, net of tax	---	---		---	834
NET INCOME	$ 3,306	$ 3,132		$ 7,703	$ 10,136
BASIC EARNINGS (LOSS) PER SHARE:					
Continuing operations	$ 0.25	$ 0.26		$ 0.77	$ 0.80
Discontinued operations	0.01	(0.01)		(0.16)	(0.05)
Disposal of discontinued operations	---	---		---	0.07
Net income	$ 0.26	$ 0.25		$ 0.61	$ 0.82
DILUTED EARNINGS (LOSS) PER SHARE:					
Continuing operations	$ 0.25	$ 0.25		$ 0.75	$ 0.77
Discontinued operations	---	(0.01)		(0.16)	(0.05)
Disposal of discontinued operations	---	---		---	0.07
Net income	$ 0.25	$ 0.24		$ 0.59	$ 0.79
Weighted-average shares outstanding:					
Basic	12,750	12,595		12,702	12,416
Diluted	12,987	12,912		12,959	12,879

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THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(in thousands)

	Dec. 30, 2006		Dec. 31, 2005
ASSETS	*(Unaudited)*		
Current Assets			
Cash and cash equivalents	$	538	$	---
Accounts receivable, net		30,922		33,482
Inventories		69,600		72,871
Other		7,652		9,814
Total Current Assets		108,712		116,167
Net Property, Plant and Equipment		98,398		92,948
Goodwill		56,960		57,177
Other Assets		13,604		11,797
TOTAL ASSETS	$	277,674	$	278,089
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	27,923	$	34,310
Current portion of long-term debt		7,663		6,341
Total Current Liabilities		35,586		40,651
Long-Term Debt				
Senior indebtedness		57,780		60,987
Capital lease obligations		3,937		4,727
Convertible subordinated debentures		19,662		22,162
Deferred Income Taxes		11,697		10,768
Other Liabilities		13,334		15,310
Stockholders' Equity		135,678		123,484
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	277,674	$	278,089

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